July 15, 2025

Kambiz Mahdi
Chief Executive Officer
Clean Energy Technologies, Inc.
1340 Reynolds Ave, #120
Irvine, CA 92614

       Re: Clean Energy Technologies, Inc.
           Amendment No. 6 to Registration Statement on Form S-3
           Filed June 23, 2025
           File No. 333-275127
Dear Kambiz Mahdi:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 6, 2024 letter.

Amendment No. 6 to Registration Statement on Form S-3 filed June 23, 2025 The approval or record filing of the CSRC, CAC, or other PRC government authorities may be required in connection with this offering..., page 12

1. We note your response to prior comment 2 and reissue it in part. Please revise your disclosure here and in your risk factor at page S-8 to disclose whether the majority of your revenues are derived from your natural gas trading operations in China.
Risk Factors
We may not be able to satisfy the continued listing requirements of Nasdaq or obtain or maintain a listing of our common stock on Nasdaq, page 15

2. Please update your disclosure in this section. For instance, you state that the Nasdaq rules provided the Company a compliance period of 180 calendar days from the date
 July 15, 2025
Page 2

       of the notice (or until May 5, 2025) in which to regain compliance with the Minimum
       Bid Price Requirement; and that Nasdaq provided the Company an extension of until
       June 3, 2025, to regain compliance with the Annual Shareholder Meeting Requirement.
Selling Stockholder, page 27

3.     We note your disclosure that, as of December 23, 2024, you entered into an
       amendment to the November Note, pursuant to which the maturity date of the
       November Note was extended to January 23, 2025, and you agreed to (i) issue the
       Selling Stockholder an additional 50,000 shares of your common stock as additional
       commitment shares (the    Additional Commitment Shares   ), and (ii)
register the
       Selling Stockholder   s commitment shares in your next registration
statement. Please
       revise your disclosure to clarify, if true, that the Additional Commitment Shares are issued and outstanding such that they are registerable for resale at this time.
4. We note your disclosure that you believe Jack Bodenstein is the beneficial owner of shares held in the name of or beneficially owned by Coventry Enterprises LLC. Please advise us why natural person disclosure cannot be provided for Coventry Enterprises
       LLC.
       Please contact Liz Packebusch at 202-551-8749 or Daniel Morris at 202-551-3314
with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:   Lance Brunson